Exhibit 99.5

NOTICE OF RELIANCE
SECTION 13.4 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan
Toronto Stock Exchange

Notice is hereby given that Bell Canada relies on the continuous disclosure documents filed by BCE Inc. pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of BCE Inc. can be found for viewing in electronic format at www.sedar.com.

Attached to this notice and forming part thereof is the consolidating summary financial information for BCE Inc. as required by Section 13.4 of NI 51-102.

Dated: November 7, 2013

BELL CANADA
By:	(signed) Karyn A. Brooks
Name:	Karyn A. Brooks
Title:	Senior Vice-President and Controller

Bell Canada

UNAUDITED SELECTED SUMMARY FINANCIAL INFORMATION(1)
For the periods ended September 30, 2013 and 2012
(in millions of Canadian dollars)

BCE Inc. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary Bell Canada under the public debt issued by Bell Canada. Accordingly, the following summary financial information is provided by Bell Canada in compliance with the requirements of section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exemption for certain credit support issuers. The tables below contain selected summary financial information for (i) BCE Inc. (as credit supporter), (ii) Bell Canada (as credit support issuer) on a consolidated basis, (iii) BCE Inc.’s subsidiaries, other than Bell Canada, on a combined basis, (iv) consolidating adjustments, and (v) BCE Inc. and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information for BCE Inc. and Bell Canada and all other subsidiaries is intended to provide investors with meaningful and comparable financial information about BCE Inc. and its subsidiaries. This summary financial information should be read in conjunction with BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2012 and the unaudited consolidated interim financial report for the nine months ended September 30, 2013. On January 1, 2013 we adopted the required amendments for IAS 19 – Employee Benefits and IFRS 11 – Joint Arrangements.

As a result, we have reclassified some of the figures for the comparative period to make them consistent with the current period’s presentations.

For the periods ended September 30:

	BCE INC. (“CREDIT SUPPORTER”)(2)				BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)				SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)				CONSOLIDATING ADJUSTMENTS(4)				BCE CONSOLIDATED

	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	Three	Three	Nine	Nine	Three	Three	Nine	Nine	Three	Three	Nine	Nine	Three	Three	Nine	Nine	Three	Three	Nine	Nine
	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months
Operating revenues	–	–	–	–	5,099	4,982	15,019	14,818	–	–	–	–	–	–	(1)	(1)	5,099	4,982	15,018	14,817
Net earnings from continuing operations attributable to owners	375	563	1,578	1,895	351	575	1,526	1,880	–	–	–	–	(351)	(575)	(1,526)	(1,880)	375	563	1,578	1,895
Net earnings attributable to owners	375	563	1,578	1,895	351	575	1,526	1,880	–	–	–	–	(351)	(575)	(1,526)	(1,880)	375	563	1,578	1,895

As at September 30, 2013 and December 31, 2012, respectively:

	BCE INC. (“CREDIT SUPPORTER”)(2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)		CONSOLIDATING ADJUSTMENTS(4)		BCE CONSOLIDATED

	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Total Current Assets	1,385	1,449	5,089	3,918	53	53	(1,437)	(1,507)	5,090	3,913
Total Non-current Assets	14,465	13,302	33,567	30,491	21	21	(7,936)	(6,758)	40,117	37,056
Total Current Liabilities	591	593	8,667	7,657	–	–	(1,435)	(1,504)	7,823	6,746
Total Non-current Liabilities	261	283	20,274	18,555	–	–	655	660	21,190	19,498

(1)	The summary financial information is prepared in accordance with International Financial Reporting Standards and is in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.
(2)	This column accounts for investments in all subsidiaries of BCE Inc. under the equity method.
(3)	This column accounts for investments in all subsidiaries of BCE Inc. (other than Bell Canada) on a consolidated basis.
(4)	This column includes the necessary amounts to eliminate the intercompany balances between BCE Inc., Bell Canada and other subsidiaries and other adjustments to arrive at the information for BCE Inc. on a consolidated basis.